Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: March 4, 2015

This filing relates to a proposed business combination involving TelecityGroup plc and

Interxion Holding N.V.

Press Release, 4 March 2015

Interxion Reports Q4 and Full Year 2014 Results

Record Installations in 2014 Drive Increased Revenue Growth

AMSTERDAM 4 March 2015 – Interxion Holding NV (NYSE: INXN), a leading European provider of cloud and carrier-neutral colocation data centre services, announced its results today for the three months and year ended 31 December 2014.

“Interxion delivered strong fourth quarter results with accelerating financial and operational momentum throughout the year,” said David Ruberg, Interxion’s Chief Executive Officer. “Our results were driven by consistent execution of our community of interest strategy and disciplined order driven capacity expansion. In 2014, we opened six new data centres and installed a record 11,300 square metres of Revenue Generating Space. Magnetic customers established their presence in our Cloud Hubs across Europe, positioning Interxion to benefit as European cloud adoption develops.”

Financial Highlights

•	Revenue for the fourth quarter and full year increased by 15% and 11% to €89.9 million and €340.6 million, respectively (4Q 2013: €78.2 million; FY 2013: €307.1 million)

•	Adjusted EBITDA for the fourth quarter and full year increased by 15% and 11% to €38.7 million and €146.4 million, respectively (4Q 2013: €33.8 million; FY 2013: €131.8 million)

•	Adjusted EBITDA margin for the fourth quarter and full year were 43.0% and 43.0%, respectively (4Q 2013: 43.2%; FY 2013: 42.9%)

•	Net profit for the fourth quarter and full year were €7.4 million and €35.1 million, respectively (4Q 2013: €9.8 million; FY 2013: €6.8 million)

Press Release, 4 March 2015

•	Earnings per diluted share for the fourth quarter and full year were €0.11 and €0.50, respectively (4Q 2013: €0.14; FY 2013: €0.10).

•	Capital Expenditures, including intangible assets[1], were €47.8 million in the fourth quarter and €216.3 million in the full year 2014.

Operating Highlights

•	Equipped Space increased by 4,900 square metres in the fourth quarter and 13,400 square metres for the year to 93,500 square metres

•	Revenue Generating Space increased by 2,500 square metres in the fourth quarter and 11,300 square metres for the full year to 71,000 square metres

•	Utilisation Rate was 76% at the end of the year

•	Signed agreement to purchase Vienna campus for €20 million

•	Opened new data centres in Marseille and Vienna in 4Q 2014 and also completed expansion projects in Amsterdam and Frankfurt in the quarter

•	Announced today the build of a new data centre in Frankfurt (FRA10) in response to customer demand.

“FRA10 continues the momentum that we have experienced in this key market as our Frankfurt campus is developing into the centre of European cloud activity,” said David Ruberg, Interxion’s Chief Executive Officer. “The capital investments for FRA10 are consistent with our disciplined expansion strategy and supported by customer demand which is a result of our continued success in developing communities of interest.”

[1]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 4 March 2015

Quarterly Review

Revenue for the fourth quarter of 2014 was €89.9 million, a 15% increase over the fourth quarter of 2013 and a 4% increase over the third quarter of 2014. Recurring revenue was €83.7 million, a 13% increase over the fourth quarter of 2013 and a 4% increase over the third quarter of 2014. Recurring revenue in the quarter was 93% of total revenue.

Cost of sales in the fourth quarter of 2014 was €37.0 million, an 18% increase over the fourth quarter of 2013 and a 4% increase over the third quarter of 2014.

Gross profit was €53.0 million in the fourth quarter of 2014, a 13% increase over the fourth quarter of 2013 and a 4% increase over the third quarter of 2014.

Sales and marketing costs in the fourth quarter of 2014 were €6.5 million, up 3% compared to the prior year quarter and a 10% increase over the third quarter of 2014. Other general and administrative costs2 were €7.7 million, a 16% increase compared to the fourth quarter of 2013 and flat compared to the third quarter of 2014.

Adjusted EBITDA for the fourth quarter of 2014 was €38.7 million, up 15% compared to the fourth quarter of 2013 and a 4% increase compared to the third quarter of 2014. Adjusted EBITDA margin was 43.0% in the fourth quarter of 2014 compared to 43.2% in the fourth quarter 2013 and 43.1% in the third quarter 2014.

Depreciation, amortisation, and impairments in the fourth quarter of 2014 was €17.3 million, an increase of 28% compared to the fourth quarter of 2013 and an increase of 8% from the third quarter of 2014.

[2]	Other general administrative costs represents general and administrative costs excluding depreciation, amortisation, impairments, share based payments, M&A transaction costs, and increase/(decrease) in provision for onerous lease contracts.

Press Release, 4 March 2015

Operating profit during the fourth quarter of 2014 was €18.8 million, a slight decrease over the fourth quarter of 2013 and a decrease of 5% compared to the third quarter of 2014.

Net finance costs for the fourth quarter of 2014 were €8.0 million, a 43% increase compared to the fourth quarter of 2013, and a 15% increase compared to the third quarter of 2014.

Income tax expense for the fourth quarter of 2014 was €3.5 million, a 5% decrease compared to the fourth quarter of 2013, and a 10% decrease compared to the third quarter of 2014.

Net profit was €7.4 million in the fourth quarter of 2014 compared to €9.8 million in the fourth quarter of 2013 and €9.0 million in the third quarter of 2014.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €40.5 million in the fourth quarter of 2014, a 76% increase from the fourth quarter of 2013, and a 21% increase from the third quarter of 2014.

Capital expenditures, including intangible assets, were €47.8 million in the fourth quarter 2014 compared to €55.3 million in the fourth quarter of 2013 and €57.0 million in the third quarter of 2014.

Cash and cash equivalents were €99.9 million at 31 December 2014, compared to €45.7 million at year end 2013. Total borrowings, net of deferred revolving facility financing fees, were €560.6 million at year end 2014 compared to €362.7 million at year end 2013. During 2014, Interxion issued €150 million of 6.00% Senior Secured Notes due 2020 at an issue price of 106.75. This transaction raised €157.9 million in net proceeds. As of 31 December 2014, the company’s revolving credit facility was undrawn.

Press Release, 4 March 2015

Equipped space at the end of the fourth quarter of 2014 was 93,500 square metres compared to 80,100 square metres at the end of fourth quarter of 2013 and 88,600 square metres at the end of the third quarter 2014. Utilisation rate, the ratio of revenue-generating space to equipped space, was 76% at year-end 2014 compared to 75% at year-end 2013 and 77% at the end of the third quarter 2014.

Annual Review

Revenue for the full year 2014 was €340.6 million, an 11% increase over full year 2013. Recurring revenue for 2014 was €319.2 million, a 10% increase over 2013, and accounted for 94% of total revenue in 2014 compared to 95% in 2013.

Gross profit was €201.5 million in 2014, a 10% increase over 2013.

Sales and marketing costs for 2014 were €24.6 million, an 8% increase over 2013.

Adjusted EBITDA for 2014 was €146.4 million, an 11% increase over 2013. Adjusted EBITDA margin for 2014 was 43.0% compared to 42.9% in 2013.

Net profit was €35.1 million in 2014 compared to €6.8 million in 2013. Diluted earnings per share in 2014 were €0.50 on a weighted average of 69.9 million diluted shares, compared with €0.10 on a weighted average of 69.3 million diluted shares in 2013. Net profit and earnings per share in 2013 were impacted by the €31.0 million pre-tax one-time charge related to a refinancing transaction.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €135.4 million in 2014 compared to €102.7 million in 2013.

Capital expenditures, including intangible assets, were €216.3 million in 2014 compared to €143.4 million in 2013.

During 2014, Interxion opened new capacity in 8 of its 11 countries including 6 new data centres, representing a record 13,400 square metres of Equipped Space. The company installed a record 11,300 Revenue Generating Square Metres in 2014.

Press Release, 4 March 2015

New Frankfurt data centre (FRA10) announced today

Interxion is announcing today that it will construct its tenth data centre within its Frankfurt campus (“FRA10”). FRA10 will provide approximately 4,800 square metres of Equipped Space in four equally-sized phases, with a total of approximately 10MW of customer available power. The first two phases are scheduled to open in the first half of 2016.

The capital expenditures associated with the entire construction of FRA10 is expected to be approximately €92 million. FRA10 is located on land owned by Interxion on its Frankfurt campus, providing access to its communities of interest, including over 200 carriers and ISPs.

Business Outlook

The company today is providing guidance for Interxion as an independent company for full year 2015:

Revenue	€375 million – €388 million
Adjusted EBITDA	€162 million – €172 million
Capital Expenditures (including intangibles)	€180 million – €200 million

Press Release, 4 March 2015

Update on Non-Binding Agreement with TelecityGroup plc

On 3 March 2015, Interxion and TelecityGroup plc (“TelecityGroup”) announced that discussions relating to their proposed all-share merger remain ongoing and the companies continue to make good progress towards completing mutual due diligence and finalising transaction documentation reflecting the agreed transaction terms as announced on 11 February 2015.

In connection with this announcement, TelecityGroup and Interxion have agreed to extend their agreement not to solicit or discuss alternative proposals until after 9 March 2015.

Signing of a binding transaction agreement remains subject to, amongst other things, satisfactory completion of mutual due diligence and approval by the TelecityGroup and Interxion’s boards of directors. There can be no certainty that a binding agreement will be reached, nor as to the terms of such agreement.

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 pm GMT, 2:30 pm CET) to discuss Interxion’s 4Q and 2014 year end results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is ‘INXN’. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 11 March 2015. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 65645801.

Press Release, 4 March 2015

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in

Press Release, 4 March 2015

or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

Press Release, 4 March 2015

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, transaction costs and, income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving credit facility and €475 million 6.00% Senior Secured Notes due 2020.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Press Release, 4 March 2015

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit3. A reconciliation from reported Net Profit to Adjusted Net Profit is included elsewhere in this press release.

Other companies, however, may present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a provider of data centre services in Europe, serving a wide range of customers through 39 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With over 500 connectivity providers, 350 cloud providers and 20

[3]

We define Adjusted Net Profit as net profit excluding the impact of the refinancing charge, capitalised interest, deferred tax adjustments, Dutch crisis tax, transaction costs, increase/decrease in provision for onerous lease contracts, and the related corporate income tax effect.

Press Release, 4 March 2015

European Internet exchanges across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 4 March 2015

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €’000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2014	2013	2014	2013
Revenue	89,922	78,154	340,624	307,111
Cost of sales	(36,968)	(31,372)	(139,075)	(124,141)

Gross profit	52,954	46,782	201,549	182,970
Other income	104	42	271	341
Sales and marketing costs	(6,530)	(6,366)	(24,551)	(22,818)
General and administrative costs	(27,685)	(21,446)	(98,884)	(90,134)

Operating profit	18,843	19,012	78,385	70,359
Net finance expense	(8,001)	(5,590)	(27,876)	(57,453)

Profit before taxation	10,842	13,422	50,509	12,906
Income tax expense	(3,457)	(3,650)	(15,449)	(6,082)

Net profit	7,385	9,772	35,060	6,824

Basic earnings per share: (€)	0.11	0.14	0.51	0.10
Diluted earnings per share: (€)	0.11	0.14	0.50	0.10

Number of shares outstanding at the end of the period (shares in thousands)	69,317	68,867	69,317	68,867
Weighted average number of shares for Basic EPS (shares in thousands)	69,235	68,834	69,048	68,584
Weighted average number of shares for Diluted EPS (shares in thousands)	70,132	69,476	69,922	69,345

			As at
			31 Dec	31 Dec
Capacity metrics			2014	2013
Equipped space (in square meters)			93,500	80,100
Revenue generating space (in square meters)			71,000	59,700
Utilisation rate			76%	75%

Press Release, 4 March 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2014	2013	2014	2013
Consolidated

Recurring revenue	83,718	74,416	319,184	291,274
Non-recurring revenue	6,204	3,738	21,440	15,837

Revenue	89,922	78,154	340,624	307,111

Adjusted EBITDA	38,701	33,762	146,387	131,837

Gross profit margin	58.9%	59.9%	59.2%	59.6%
Adjusted EBITDA margin	43.0%	43.2%	43.0%	42.9%

Total assets	1,173,103	910,775	1,173,103	910,775
Total liabilities	736,958	522,873	736,958	522,873
Capital expenditure, including intangible assets (i)	(47,821)	(55,346)	(216,277)	(143,381)

France, Germany, the Netherlands, and the UK

Recurring revenue	52,674	46,473	200,603	182,165
Non-recurring revenue	3,704	2,378	13,608	10,293

Revenue	56,378	48,851	214,211	192,458

Adjusted EBITDA	29,001	26,582	113,409	104,373

Gross profit margin	60.1%	63.1%	60.9%	62.6%
Adjusted EBITDA margin	51.4%	54.4%	52.9%	54.2%

Total assets	804,537	619,356	804,537	619,356
Total liabilities	166,250	148,884	166,250	148,884
Capital expenditure, including intangible assets (i)	(33,729)	(34,360)	(150,224)	(93,676)

Rest of Europe

Recurring revenue	31,044	27,943	118,581	109,109
Non-recurring revenue	2,500	1,360	7,832	5,544

Revenue	33,544	29,303	126,413	114,653

Adjusted EBITDA	18,075	14,975	67,273	59,097

Gross profit margin	62.3%	61.4%	62.1%	61.2%
Adjusted EBITDA margin	53.9%	51.1%	53.2%	51.5%

Total assets	290,455	223,274	290,455	223,274
Total liabilities	73,448	39,708	73,448	39,708
Capital expenditure, including intangible assets (i)	(12,788)	(20,464)	(60,436)	(47,016)

Corporate and other

Adjusted EBITDA	(8,375)	(7,795)	(34,295)	(31,633)

Total assets	78,111	68,145	78,111	68,145
Total liabilities	497,260	334,281	497,260	334,281
Capital expenditure, including intangible assets (i)	(1,304)	(522)	(5,617)	(2,689)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 4 March 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2014	2013	2014	2013
Reconciliation to Adjusted EBITDA

Consolidated
Net profit	7,385	9,772	35,060	6,824
Income tax expense	3,457	3,650	15,449	6,082

Profit before taxation	10,842	13,422	50,509	12,906
Net finance expense	8,001	5,590	27,876	57,453

Operating profit	18,843	19,012	78,385	70,359
Depreciation, amortisation and impairments	17,307	13,532	62,177	57,670

EBITDA	36,150	32,544	140,562	128,029
Share-based payments	2,330	1,260	6,576	4,149
Increase/(decrease) in provision for onerous lease contracts	—	—	(805)	—
M&A transaction costs	325	—	325	—
Income from sub-leases on unused data centre sites	(104)	(42)	(271)	(341)

Adjusted EBITDA	38,701	33,762	146,387	131,837

France, Germany, the Netherlands, and the UK

Operating profit	17,586	17,610	73,038	66,581
Depreciation, amortisation and impairments	11,161	8,703	40,129	37,371

EBITDA	28,747	26,313	113,167	103,952
Share-based payments	358	311	1,318	762
Increase/(decrease) in provision for onerous lease contracts	—	—	(805)	—
Income from sub-leases on unused data centre sites	(104)	(42)	(271)	(341)

Adjusted EBITDA	29,001	26,582	113,409	104,373

Rest of Europe

Operating profit	12,641	10,847	47,799	41,482
Depreciation, amortisation and impairments	5,128	4,037	18,514	17,269

EBITDA	17,769	14,884	66,313	58,751
Share-based payments	306	91	960	346

Adjusted EBITDA	18,075	14,975	67,273	59,097

Corporate and Other

Operating profit/(loss)	(11,384)	(9,445)	(42,452)	(37,704)
Depreciation, amortisation and impairments	1,018	792	3,534	3,030

EBITDA	(10,366)	(8,653)	(38,918)	(34,674)
Share-based payments	1,666	858	4,298	3,041
M&A transaction costs	325	—	325	—

Adjusted EBITDA	(8,375)	(7,795)	(34,295)	(31,633)

Press Release, 4 March 2015

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 – except where stated otherwise)

(unaudited)

	As at
	31 Dec	31 Dec
	2014	2013
Non-current assets
Property, plant and equipment	895,184	698,748
Intangible assets	18,996	17,878
Deferred tax assets	30,064	34,446
Financial assets	774	774
Other non-current assets	5,750	16,536

	950,768	768,382
Current assets
Trade and other current assets	120,762	96,703
Short term investments	1,650	—
Cash and cash equivalents	99,923	45,690

	222,335	142,393

Total assets	1,173,103	910,775

Shareholders’ equity
Share capital	6,932	6,887
Share premium	495,109	485,347
Foreign currency translation reserve	10,440	6,757
Hedging reserve, net of tax	(247)	60
Accumulated deficit	(76,089)	(111,149)

	436,145	387,902
Non-current liabilities
Trade payables and other liabilities	12,211	11,537
Deferred tax liabilities	7,029	4,147
Provision for onerous lease contracts	1,491	4,855
Borrowings	540,530	362,209

	561,261	382,748
Current liabilities
Trade payables and other liabilities	146,502	132,093
Income tax liabilities	4,690	2,229
Provision for onerous lease contracts	3,443	4,020
Borrowings	21,062	1,783

	175,697	140,125

Total liabilities	736,958	522,873

Total liabilities and shareholders’ equity	1,173,103	910,775

Press Release, 4 March 2015

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 – except where stated otherwise)

(unaudited)

	As at
	31 Dec	31 Dec
	2014	2013
Borrowings net of cash and cash equivalents

Cash and cash equivalents (ii)	99,923	45,690

6.00% Senior Secured Notes due 2020 (iii)	475,643	317,610
Mortgages	31,487	24,257
Financial leases	52,857	20,520
Other borrowings	1,605	1,605

Borrowings excluding Revolving Facility deferred financing costs	561,592	363,992

Revolving Facility deferred financing costs (iv)	(995)	(1,258)

Total borrowings	560,597	362,734

Borrowings net of cash and cash equivalents	460,674	317,044

(ii)	Cash and cash equivalents include €5.2 million as of 31 December 2014 and €4.1 million as of 31 December 2013, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iii)	€475 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses. On 29 April 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”).
(iv)	Deferred financing costs of €1.0 million as of 31 December 2014 were incurred in connection with the €100 million revolving facility.

Press Release, 4 March 2015

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2014	2013	2014	2013
Profit for the period	7,385	9,772	35,060	6,824
Depreciation, amortisation and impairments	17,307	13,532	62,177	57,670
Provision for onerous lease contracts	(859)	(829)	(4,172)	(3,285)
Share-based payments	2,330	1,260	6,576	4,149
Net finance expense	8,001	5,590	27,876	57,453
Income tax expense	3,457	3,650	15,449	6,082

	37,621	32,975	142,966	128,893
Movements in trade and other current assets	(4,949)	(12,803)	(24,026)	(22,712)
Movements in trade and other liabilities	7,871	2,804	16,478	(3,510)

Cash generated from operations	40,543	22,976	135,418	102,671
Interest and fees paid (v)	(1,394)	(813)	(25,166)	(22,747)
Interest received	233	137	471	569
Income tax paid	(2,154)	(3,840)	(6,305)	(7,930)

Net cash flows from operating activities	37,228	18,460	104,418	72,563

Cash flows from investing activities
Purchase of property, plant and equipment	(46,662)	(54,819)	(212,938)	(140,251)
Purchase of intangible assets	(1,159)	(527)	(3,339)	(3,130)
Movement in short-term investments	(1,650)	—	(1,650)	—

Net cash flows from investing activities	(49,471)	(55,346)	(217,927)	(143,381)

Cash flows from financing activities
Proceeds from exercised options	478	468	3,324	4,500
Proceeds from mortgages	—	333	9,185	15,490
Repayment of mortgages	(987)	(1,167)	(2,041)	(1,167)
Proceeds Revolving Facility	—	—	30,000	—
Repayments Revolving Facility	—	—	(30,000)	—
Payments for Revolving Facility	—	(239)	—	(1,398)
Proceeds 6.00% Senior Secured Notes due 2020	—	(769)	157,878	317,045
Repayment 9.50% Senior Secured Notes due 2017	—	—	—	(286,478)
Interest received at issue of Additional Notes	—	—	2,600	—
Interest paid related to interest received at issue of Additional Notes	—	—	(2,600)	—
Transaction costs related to Senior Secured Facility	—	—	(646)	—
Repayment of other borrowings	(57)	(28)	(72)	(81)

Net cash flows from financing activities	(566)	(1,402)	167,628	47,911
Effect of exchange rate changes on cash	(23)	(25)	114	(95)

Net movement in cash and cash equivalents	(12,832)	(38,313)	54,233	(23,002)
Cash and cash equivalents, beginning of period	112,755	84,003	45,690	68,692

Cash and cash equivalents, end of period	99,923	45,690	99,923	45,690

(v)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 4 March 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € millions – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2014	2013	2014	2013
Net profit - as reported	7.4	9.8	35.1	6.8
Add back
+ Refinancing charges	—	—	0.6	31.0
+ M&A transaction costs	0.3	—	0.3	—
+ Deferred tax asset adjustment	—	—	—	0.6
+ Dutch crisis wage tax	—	0.4	—	0.4

	0.3	0.4	0.9	32.0
Reverse
- Adjustments to onerous lease	—	—	(0.8)	—
- Interest capitalised	(0.6)	(0.4)	(3.6)	(1.7)

	(0.6)	(0.4)	(4.4)	(1.7)
Tax effect of above add backs & reversals	0.2	—	0.9	(7.5)

Adjusted Net profit(vi)	7.2	9.8	32.5	29.6

Reported Basic EPS: (€)	0.11	0.14	0.51	0.10
Reported Diluted EPS: (€)	0.11	0.14	0.50	0.10

Adjusted Basic EPS: (€)	0.10	0.14	0.47	0.43
Adjusted Diluted EPS: (€)	0.10	0.14	0.46	0.43

(vi)	With effect from Q4 2013, the company changed the estimated lives of certain data centre assets categories and applied this change on a prospective basis. In Q4 2013, the impact of the change had a €1.3 million after tax positive effect, which is not reflected in the Adjusted Net Profit reconciliation.

Press Release, 4 March 2015

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 4 March 2015

with Target Open Dates after 1 October 2014

			Equipped
		CAPEX (a, b)	Space (a)
Market	Project	(€million)	(sqm)	Target Opening Dates
Amsterdam	AMS 7: Phases 1 - 6 New Build	115	7,400	1Q 2014 - 2Q 2015 (c)
Frankfurt	FRA 8: Phases 1 - 4 New Build	67	3,700	2Q 2014 - 4Q 2014 (fully opened)
Frankfurt	FRA 10: Phases 1 - 2 New Build	92	4,800	1H 2016 (d)
Marseille	MRS 1: Phases 1 - 2	20	1,400	4Q 2014 - 2Q 2015(e)
Stockholm	STO 4: New Build	15	1,100	2Q 2015
Vienna	VIE 2: New Build	42	2,800	4Q 2014 - 4Q 2015 (f)
Total		€351	21,200

(a)	CAPEX and Equipped Space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,100 square metres) became operational in 1Q 2014; phase 2 (1,000 square metres) became operational in 2Q 2014; Phase 3 (1,500 square metres) became operational in 3Q 2014; phase 4 (1,300 square metres) became operational in 4Q 2014; phases 5 and 6 (1,300 square metres each) are scheduled for 1Q 2015, and 2Q 2015, respectively.
(d)	Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 1H 2016. Construction of phases 3 & 4 (1,200 square metres each) has not yet been announced.
(e)	Phases 1 (600 square metres) became operational in 4Q 2014. Phase 2 (800 square metres) is scheduled to become available in 2Q 2015. Marseille costs include the purchase of land, buildings, and data centre equipment.
(f)	In 4Q 2014, 1,300 square metres became operational; in 1Q 2015, 600 square metres are scheduled to become operational; in 2Q 2015, a further 600 square metres is scheduled to become operational. In 4Q 2015, 300 square metres are scheduled to become operational.